SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-25499

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	[_] Form 11-K	[_] Form 20-F	[_] Form 10-Q

[_] Form N-SAR

For Period Ended:  December 31, 2006

[_]	Transition Report on Form 10-K

[_]	Transition Report on Form 20-F

[_]	Transition Report on Form 11-K

[_]	Transition Report on Form 10-Q

[_]	Transition Report on Form N-SAR

For the Transition Period Ended:_______________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

PART I

REGISTRANT INFORMATION

SIENA TECHNOLOGIES, INC.
Full name of registrant

Former name if applicable

5625 Arville, Suite E
Address of principal executive office (Street and number)

Las Vegas, Nevada 89118
City, state and zip code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On December 22, 2006, Siena Technologies, Inc. (the “Company”) received a letter (the “SEC Letter”) from the Securities and Exchange Commission (the “SEC”) inquiring about certain items included in its Form 10-KSB at and for the Year ended December 31, 2005, its Forms 10-QSB for the three quarters ended September 30, 2006 (the “Prior Financial Statements”) and its Form 8-K filed on November 17, 2006.

After a thorough review of the SEC Letter the Company believed that the Company’s unaudited financial statements for the quarterly periods ended March 31, 2006, June 30, 2006 and September 30, 2006 required restatements as a result of:

•

Stock options issued to employees during the first, second and third quarters of 2006, resulting from the late adoption of SFAS 123(R) “Share Based Payment”, which replaced SFAS 123 and superseded APB 25 “Accounting for Stock Issued to Employees” which was the historical accounting method used by the Company;

•

Warrants issued in exchange for common stock in March 2006 that were accounted for under certain paragraphs of EITF 00-19, however such paragraphs were superseded by SFAS 150, which required the Company to account for these warrants as a derivative liability measured initially at the fair value of the common stock for which the warrant is exercisable; and

•

Changes in the fair market value of its derivative liability associated with these warrants at March 31, 2006, June 30, 2006 and September 30, 2006 as required by SFAS 150 which requires the changes in the fair market value of the derivative liability to be recognized in the statement of operations at each reporting period.

In addition to the items mentioned above, there were other inquiries about the Company’s Prior Financial Statements included in the SEC Letter. However, after a thorough review, the Company believed the answers to these inquiries did not require or result in restatement of its Prior Financial Statements. On March 8, 2007, the Company filed its response to the SEC Letter acknowledging that the previously issued financial statements for the three quarters ended September 30, 2006 required restatement as a result of the aforementioned items, and that the answers to all other inquiries in the SEC Letter did not require restatement of the Prior Financial Statements.

On March 22, 2007, the Company received a response to its letter of March 8, 2007 from the SEC (the “Second SEC Letter”). There are items in the Second SEC Letter related to the accounting for (i) the Company’s issuance of convertible debentures, (ii) goodwill and other assets resulting from the acquisitions of Kelley Communication Company, Inc. (“Kelley”) in

September of 2005 and Com Services, Inc. in January of 2005 and (iii) the rescission of a prior issuance of the Company’s common stock for services rendered in 2005, the accounting for which is still being questioned by the SEC and still being researched by the Company. Since the accounting for these transactions is still being researched, the Company was not able to complete and file its Form 10-KSB at and for the year ended December 31, 2006 by the filing due date of April 2, 2007.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Christopher G. Pizzo Chief Financial Officer	702	889-8777
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).          ☒ Yes [_] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?          ☒ Yes [_] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Material Changes to the Company’s Prior Financial Statements

The Company refers to Item 4.02 Non Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review of its Form 8-K filed with the SEC on March 27, 2007 where an explanation of the anticipated changes to its previously filed Forms 10-QSB for the three quarters ended September 30, 2006, both narratively and quantitatively has been provided. The Company has also provided the reasons why reasonable estimates cannot be made, if any are necessary, for the remaining open items from the SEC Letter and the Second SEC Letter.

Material Changes to the Company’s Financial Results from the Year Ended December 31, 2005 to the Year Ended December 31, 2006

Revenues for the year ended December 31, 2006 are expected to be $18.8 million as compared to $2.8 million for the year ended December 31, 2005. The expected increase in revenues was attributed to a full year inclusion of revenues from the Company’s wholly owned subsidiary, Kelley, which was acquired on September 22, 2005. Kelley’s unaudited revenues for the full year ended December 31, 2005 were $7.5 million, including the $2.8 million from

September 22, 2005 through December 31, 2005. The increase in Kelley revenues from 2005 to 2006 is primarily attributable to the launch of its new patent pending Race and Sports Book product, which accounted for approximately $11.5 million in revenues for the year ended December 31, 2006 as compared to approximately $2.5 million for the year ended December 31, 2005.

Gross profit for the year ended December 31, 2006 is expected to total $4.1 million or 21.7%, compared to $332,000 or 13.3% for the year ended December 31, 2005. The increase in gross margin percentages are the result of the successful turnaround efforts of the Company’s new management team which resulted in improved contract pricing, longer lead times for purchasing materials, improved vendor and supplier terms and efficiencies achieved in customer delivery.

Selling, general and administrative expenses (“SG & A”) is expected to decrease by approximately 36% from $7.9 million for the year ended December 31, 2005 to $5.0 million for the year ended December 31, 2006. The 2006 SG & A estimate includes approximately $251,000 of non cash employee stock option expense, of which approximately $162,000 was previously unreported and related to the nine months ended September 30, 2006.. The decrease was primarily due to approximately $6.5 million in non cash officer compensation expense in 2005 incurred as a result of warrants issued to the Company’s new CEO and CFO (the CFO has since left the Company), offset by an increase in operating expenses of $3.7 million predominately attributable to the inclusion of a full year’s worth of salaries and other SG & A expenses incurred at Kelley, which was acquired in September of 2005.

Other income (expense) for the year ended December 31, 2006 is expected to total ($1.8) million compared to ($5.1) million for the year ended December 31, 2005. The decrease in other expense is primarily due to impairment of goodwill of $3.8 million related to the Kelley acquisition in 2005, compared to $0 for the year ended December 31, 2006. This decrease was primarily offset by a gain on debt restructuring of $904,000, previously unreported adjustments to the fair market value of derivative liabilities of approximately $461,000, all of which relates to the nine months ended September 30, 2006, a net loss on the disposition of assets of approximately ($522,000), and an impairment of assets held for sale of approximately ($478,000) for the year ended December 31, 2006 compared to $0 for the year ended December 31, 2005. Interest expenses in 2006 increased by 54% to approximately $2.0 million, due to increased borrowings. However, these amounts are subject to restatement for both 2006 and 2005 as a result of unresolved comments from the SEC related to the Company’s accounting for issuances of convertible debentures and goodwill related to prior acquisitions.

Cash and equivalents on December 31, 2006 were $7,800, which was approximately $400,000 less than the balances at December 31, 2005. The Company used a substantial amount of its resources to service and finalize an $8 million contract with Red Rock Casino Resort and Spa (“Red Rock”), which was completed in April 2006. As a result, the Company’s business development, sales and marketing efforts decreased during this time period and in some cases, the Company redeployed human capital from other projects in process to service and finalize the Red Rock project. In addition, certain casino and gaming opportunities and certain opportunities in the Multiple Dwelling Units (“MDU”) markets in Las Vegas on which the Company was bidding, were either canceled, delayed or reduced in size and scope due to various factors beyond its control. As a result, the Company is now experiencing a decrease in sales due to the long lead times required in its sales efforts. The Company’s revenues have since decreased for the last three quarters and it expects a similar trend during the first and second quarter of 2007, while it reestablishes its business development, sales and marketing efforts and services and finalizes other ongoing projects. This downturn in sales has continued to present the Company with cash flow shortages on an ongoing basis. The Company believes it has enough cash on hand, coupled with proceeds from a pending asset sale and pending short term financing(s), as well as from its current receivables and contracts that it is actively servicing, to last the Company through the end of May 2007. Should the cash flow shortfalls continue, and should the pending asset sale and pending short term financing(s) not occur, and should the Company be unsuccessful in raising additional capital, it will have an adverse impact on the relationships with its vendors and may impact the Company’s ability to service its clients and deliver projects on time and on budget, which will have an adverse impact on the Company’s financial condition and results of operations. While the Company is actively assessing its cash flow needs and pursuing multiple avenues of financing and cash flow generation, there can be no assurance that these activities will be successful. If the fundraising efforts are not successful, it is likely that the Company will not be able to meet its obligations as they come due and the Company will then seek to scale back operations, including reductions in head count and other general and administrative expenses, which may have a detrimental impact on its ability to continue as a going concern or force the Company to seek protection in the bankruptcy court.

Additionally, if the Company’s fundraising efforts are unsuccessful, it may be in default under the terms of all of its loan agreements. If the Company is in default under its loan agreements with Dutchess Private Equities Fund Ltd. (“Dutchess”), Preston Capital Partners (“Preston”), James Michael Kelley or Robert Unger, the other party to such agreement has the right to reinstate the previous terms of the Company’s loans with that party prior to the restructuring of the relevant debt. Therefore, if the Company defaults under the terms of its debt restructuring agreements with Dutchess, James Michael Kelley or Robert Unger, the 5,954,000 warrants that were cancelled will be reissued, which, if exercised, could cause substantial dilution to the Company’s other shareholders. Additionally, the restructure agreements with Dutchess and Preston cancelled an aggregate of $7,675,000 face amount of convertible debentures that had been issued to Dutchess and Preston. If the Company defaults under the terms of these restructure agreements, the other party to such agreement has the right to reinstate the terms of the loans with that party prior to the debt restructuring. Therefore, if the Company defaults under its restructuring agreements with Dutchess or Preston, a substantial amount of convertible debentures could be reissued, which could create substantial dilution to the Company’s shareholders. See the Company’s Forms 8-K filed with the SEC on August 7, 2006 and August 11, 2007 for more information regarding the debt restructurings with Dutchess and Preston.

SIGNATURE

SIENA TECHNOLOGIES, INC. has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SIENA TECHNOLOGIES, INC. (Registrant)

Date: April 3, 2007	By: /s/ Christopher G. Pizzo Christopher G. Pizzo, Director and Chief Financial Officer

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